UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

3 May 2013

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS

INCLUDED IN POST-EFFECTIVE AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179953) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following information has been prepared in compliance with US SEC Regulation S-X, Article 11, Reg. § 11-01(a)(4). The disposal on 21 March 2013 of BP’s 50% shareholding in TNK-BP was deemed significant as BP’s share of the income from continuing operations before income taxes of such shareholding represented more than 10 per cent of BP’s consolidated income for the year ended 31 December 2012.

The disposal of BP’s 50% shareholding in TNK-BP does not result in the treatment of such shareholding as a Discontinued operation of BP p.l.c. for accounting purposes.

Sale of BP’s Interest in TNK-BP and BP’s Investment in Rosneft

On 21 March 2013 BP sold its investment in TNK-BP to Rosneft and acquired an 18.5% stake in Rosneft (the “Transaction”). Combined with BP’s existing 1.25 per cent shareholding, this resulted in BP owning 19.75 per cent of Rosneft.

BP’s 19.75% shareholding in Rosneft meets the criteria to be accounted for using the equity method. BP will report its share of Rosneft’s production, earnings and reserves.

Cautionary statement

This Report contains certain forward-looking statements, including statements regarding BP’s plans to report its share of Rosneft’s production, earnings and reserves and other statements which are generally, but not always, identified by the use of words such as ‘want’, ‘intended to’, ‘expected to’, and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including changes in accounting rules or guidance applicable to BP’s investment in Rosneft, the availability of attractive investment opportunities, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed under “Risk factors” in our Annual Report and Form 20- F 2012 (SEC File No. 1-06262) as filed with the US Securities and Exchange Commission.

Financial statements and exhibits

Unaudited pro forma consolidated income statement

The unaudited pro forma consolidated income statement of BP has been derived from BP’s unaudited consolidated financial statements for the three months ended 31 March 2013, Rosneft’s unaudited consolidated net income for the three months ended 31 March 2013 (as reported by Rosneft on 30 April 2013), and an estimate of the TNK-BP’s results for the three months ended 31 March 2013, derived from Rosneft’s Interim Condensed Consolidated Financial Statements (Unaudited) for the three months ended 31 March 2013. The unaudited pro forma consolidated income statement of BP is presented to provide investors with information about the potential effect of the Transaction, which has increased BP’s total ownership of the issued share capital of Rosneft to 19.75%, on BP’s historical results of operations.

The unaudited pro forma consolidated income statement of BP for the three months ended 31 March 2013, and the related notes thereto, are furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits. The following exhibit is furnished as part of this Current Report on Form 6-K:

99.1	Unaudited pro forma consolidated income statement and accompanying explanatory notes of BP p.l.c.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 3 May 2013	/s/ D J JACKSON
D J JACKSON
Company Secretary